Golden Star Enterprises Ltd.

Suite B, 2803 Philadelphia Pike

Claymont, DE 19703

April 14, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edwin Kim

Re:	Golden Star Enterprises Ltd. Request for Withdrawal of Registration Statement on Form S-1 Filed on September 15, 2022 File No. 333-267442

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), Golden Star Enterprises Ltd., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-1 (File No. 333-267442), together with all exhibits, as initially filed with the Commission on September 15, 2022 (collectively, “Registration Statement”), effective immediately or at the earliest practicable date hereafter.

The Company has determined not to proceed at this time with the registration of the securities proposed to be covered by the Registration Statement. The Registration Statement has not been declared effective and no Company securities have been issued, offered or sold pursuant to the Registration Statement. The Company is withdrawing the Registration Statement on grounds that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

Additionally, the Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statements be credited to the Company’s account to be offset against the filing fee for future use by the Company.

Should you have any questions regarding this request for withdrawal, or if you require any additional information, please contact William Macdonald of W.L. Macdonald Law Corporation by telephone at (604) 973-0579.

Golden Star Enterprises Ltd.

By:	/s/ Eliav Kling
Name:	Eliav Kling
Title:	Chief Executive Officer

Cc:          William Macdonald, W.L. Macdonald Law Corporation